

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Nassim Usman, Ph.D.
Chief Executive Officer
Catalyst Biosciences, Inc.
611 Gateway Blvd. Suite 710
South San Francisco, CA 94080

      Re: Catalyst Biosciences, Inc.
          Registration Statement on Form S-3
          Filed March 4, 2021
          File No. 333-253874

Dear Dr. Usman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason Drory at 202-551-8342 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Life Sciences

cc: Stephen B. Thau, Esq.